Exhibit 99.1

Concord Medical Reports Fourth Quarter and Full Year 2015 Financial Results

BEIJING, March 28, 2015 /PRNewswire/ — Concord Medical Services Holdings Limited ("Concord Medical" or the "Company") (NYSE: CCM), a leading specialty hospital management solution provider and operator of the largest network of radiotherapy and diagnostic imaging centers in China, today announced its unaudited consolidated financial results for the fourth quarter and full year ended December 31, 2015[1].

Fourth Quarter 2015 Highlights

•	Total net revenues decreased by 18.7% from RMB160.3 million in the fourth quarter of 2014 to RMB135.1 million ($20.9 million) in the fourth quarter of 2015, including net revenue from network business of RMB130.4 million ($20.1 million) and net revenue from hospital business of RMB4.7 million ($0.7 million).

•	Gross profit was RMB47.6 million ($7.4 million) in the fourth quarter of 2015, compared to RMB86.9 million in the fourth quarter of 2014.

•	Net loss attributable to ordinary shareholders in the fourth quarter of 2015 was RMB166.8 million ($25.7 million), which included net loss from network business of RMB39.6 million ($6.1 million), net loss from hospital business of RMB18.2 million ($2.8 million), and loss resulted from bad debt of RMB8.2 million ($1.3 million), asset impairment of RMB23.1 million ($3.6 million), as well as withholding tax of RMB77.7 million ($12.0 million), compared to net income attributable to ordinary shareholders of RMB28.1 million in the fourth quarter of 2014.

•	Basic and diluted loss per American Depositary Share ("ADS")[2] in the fourth quarter of 2015 were RMB3.74 ($0.58) and RMB3.74($0.58), respectively, compared to basic and diluted profit per ADS of RMB0.64 and RMB0.64 in the fourth quarter of 2014.

•	Non-GAAP net loss for the fourth quarter of 2015 was RMB133.5 million ($20.6 million), compared to non-GAAP net income of RMB21.6 million for the fourth quarter of 2014. Non-GAAP basic and diluted loss per ADS in the fourth quarter of 2015 was RMB2.99 ($0.46) and RMB2.99($0.46).

•	Adjusted EBITDA[3] (non-GAAP) was RMB2.3 million ($0.4 million) in the fourth quarter of 2015, compared to RMB101.7 million in the fourth quarter of 2014.

Full Year 2015 Highlights

•	Total net revenues for the full year 2015 were RMB616.5 million ($95.2 million), a 1.6% increase from RMB606.9 million in 2014.

•	Gross profit for the full year 2015 was RMB263.1 million ($40.6 million), a 20.8% decrease from RMB332.3 million in 2014.

•	Net loss attributable to ordinary shareholders for the full year 2015 was RMB79.4 million ($12.3 million) compared to net income attributable to ordinary shareholders of RMB124.7 million for the full year 2014.

•	Basic and diluted loss per ADS for the full year 2015 was RMB1.77 ($0.27) and RMB1.77 ($0.27), respectively.

•	Non-GAAP net loss for the full year 2015 was RMB39.7 million ($6.1 million), compared to non-GAAP net income of RMB109.7 million in 2014. Non-GAAP basic and diluted loss per ADS for the full year 2015 was RMB0.89 ($0.13) and RMB0.89 ($0.13).

•	Adjusted EBITDA (non-GAAP) was RMB186.0 million ($28.7) in 2015, compared to RMB348.6 million in 2014.

•	The number of treatment and diagnostic patient cases was 25,074 and 309,694 for the full year 2015 representing a 15.8% decrease and 4.3% decrease from 2014, respectively.

Dr. Jianyu Yang, Chairman and Chief Executive Officer of Concord Medical, commented, "The year of 2015 was crucial for the Company’s strategic transformation. During the last year, we had laid a solid foundation for continuous sustainable and stable development by acquiring Concord Cancer Hospital in Singapore, optimizing its operative segments and medical processes through working closely with our strategic partner, MD Anderson Cancer Center (“MDACC”). In 2016, well prepared to receive a large number of high-end patients from mainland China, Concord Cancer Hospital will provide world-class integrated cancer treatment, including the utilization of the advanced immunotherapy and targeted drugs, to our high-end patients. The comprehensive cooperation between Concord Cancer Hospital and MDACC will satisfy the needs of Chinese patients for the highest level of medical expertise.

Since 2012, Chinese government has published a series of policies to facilitate medical reform by encouraging social capital to invest in the medical industry and form a diversified industrial landscape. Accordingly, we have been undertaking our strategic transformation since 2013 by transforming the cooperative centers with public hospitals into self-owned centers, taking advantage of our talent pool and years of experience to build our own brand, Meizhong Jiahe Cancer Center. We plan to build the Meizhong Jiahe brand into the largest radiotherapy chain throughout the country, providing high quality medical services featuring imaging diagnosis and radiotherapy. Meanwhile, we will establish a sophisticated quality control system to improve the cure rate of radiotherapy and the life quality of patients. Datong Meizhong Jiahe Cancer Center will launch its grand opening and start to treat patients at the end of April 2016. It will become our first free-standing center in the Concord Medical network and set a milestone for the Company’s strategic transformation.

In order to fully reflect our asset value, we announced the listing of our subsidiary, Meizhong Jiahe Hospital Management Corp. Ltd. (“Meizhong Jiahe” or “MHM”) on the New Third Board in China in the second half of last year, and officially received approval to become a listed company on the New Third Board the over-the-counter (OTC) stock exchange in China, in January 2016. In the first quarter of 2016, Meizhong Jiahe announced to undertake asset restructuring and to launch a private placement. The funds raised in such private placement will be used for its acquisition and construction of cancer centers.

Cancer is now a major challenge to the health of the Chinese people. According to the report released by the National Cancer Center, new cancer patients in China reached 4.29 million in 2015 with 2.8 million deaths from cancer. As a member of the healthcare and medical industry, we have felt the responsibility to make a contribution to the fight against cancer in China.

Healthcare and medical industry will become a real "sunrise industry" in China. We intend to capitalize on this growing opportunity and take full advantage of favorable government policies. Providing the advanced treatment technology and medical process, as well as the humanistic care, we will contribute to the improvement of overall cancer treatment and diagnosis in China, while also generating long term, stable returns for our shareholders at the same time.”

Fourth Quarter 2015 Financial Results

Total net revenues were RMB135.1 million ($20.9 million) for the fourth quarter of 2015, a 15.7% decrease from the fourth quarter of 2014. Total net revenues were composed of:

•	Net revenue from network business of RMB130.4 million ($20.1 million), compared to RMB160.3 million in the fourth quarter of 2014; and

•	Net revenue from hospital business of RMB4.7 million ($0.7 million).

Cost of revenue was RMB87.5 million ($13.5 million) for the fourth quarter of 2015, as compared to RMB73.3 million for the fourth quarter of 2014. Total cost of revenue was composed of:

•	Cost of revenue of network business of RMB78.2 million ($12.1 million), as compared to RMB73.3 million in the fourth quarter of 2014; and

•	Cost of revenue of hospital business of RMB9.3 million ($1.4 million).

Gross profit was RMB47.6 million ($7.4 million) for the fourth quarter of 2015, representing a 45.2% decrease from the fourth quarter of 2014. The gross profit margin for the fourth quarter of 2015 was 35.3%, as compared to 54.3% for the fourth quarter of 2014.

Selling expenses in the fourth quarter of 2015 were RMB29.2 million ($4.5 million), representing a 15.9% increase from RMB25.2 million in the fourth quarter of 2014. Selling expenses as a percentage of total net revenues increased to 21.6% for the fourth quarter of 2015 from 15.7% for the fourth quarter of 2014.

General and administrative expenses in the fourth quarter of 2015 were RMB47.3 million ($7.3 million), representing a 266.7% increase from RMB12.9 million for the fourth quarter of 2014. General and administrative expenses as a percentage of total net revenues was 35.0% for the fourth quarter of 2015, compared to 8.0% for the fourth quarter of 2014.

The Company incurred asset impairment of RMB 23.1million ($3.6 million), which mainly include the asset impairment for our network centers.

Operating loss was RMB52.0 million ($8.0 million) for the fourth quarter of 2015, compared to operating income of RMB48.8 million for the fourth quarter of 2014.

Income tax expense was RMB82.0 million ($12.7 million) for the fourth quarter of 2015, as compared to RMB40.8 million for the fourth quarter of 2014. The effective tax rate for the fourth quarter of 2015 was 85.9%, mainly due to RMB35.8 million in withholding income tax expenses related to special dividend declared on December 11, 2015.

Net loss attributable to ordinary shareholders was RMB166.8 million ($25.7 million) for the fourth quarter of 2015, compared to net income attributable to ordinary shareholders of RMB28.1 million in the fourth quarter of 2014. The net loss included net loss from network business of RMB38.5 million, net loss from hospital business of RMB18.2 million, and loss resulted from bad debt of RMB9.3 million, asset impairment of RMB23.1 million, as well as withholding tax of RMB77.7 million, compared to net income attributable to ordinary shareholders of RMB28.1 million in the fourth quarter of 2014.

Basic and diluted loss per ADS for the fourth quarter of 2015 was RMB3.74 ($0.58) and RMB3.74 ($0.58).

Non-GAAP net loss for the fourth quarter of 2015 was RMB133.5 million ($20.6 million), compared to non-GAAP net income of RMB21.6 million for the fourth quarter of 2014. Non-GAAP basic and diluted loss per ADS in the fourth quarter of 2015 was RMB2.99 ($0.46) and RMB2.99 ($0.46), respectively.

Adjusted EBITDA (non-GAAP) was RMB2.3 million ($0.4 million) for the fourth quarter of 2015, compared to RMB101.7 million for the fourth quarter of 2014.

2015 Fourth Quarter Financial Results by Segment

Network Business

Net revenues from network business decreased by 18.6% to RMB130.4 million ($20.1 million) in the fourth quarter of 2015 from RMB160.3 million in the fourth quarter of 2014. The decrease was primarily attributable to network centers closed in the year 2015 and revenue-sharing split change according to the contracts signed between the Company and our public hospital partners.

As of December 31, 2015, the Company operated a network of 127 centers in 53 cities in China and had entered into agreements to establish one additional center. The Company had no center newly opened or closed in the fourth quarter of 2015.

Cost of revenue of the network business was RMB78.2 million ($12.1 million) in the fourth quarter of 2015, compared to RMB73.3 million in the fourth quarter of 2014. The increase was mainly due to cost increase resulting from cost-sharing split change according to the contracts signed between the Company and our public hospital partners and increased medical consumable expenses and maintenance expenses for the network.

Gross profit from the network business was RMB52.2 million ($8.1 million) in the fourth quarter of 2015, compared to RMB86.9 million in the fourth quarter of 2014. The gross profit margin of the network business for the fourth quarter of 2015 was 40.1%, compared to 54.3% for the fourth quarter of 2014. The decrease in gross profit was mainly due to the revenue-sharing and cost-sharing split change according to the contracts signed between our Company and public hospital partners, as well as higher cost of revenue attributable to the increased high-value medical consumable expenses and maintenance expenses for the network.

Selling expenses of the network business were RMB29.0 million ($4.5 million) in the fourth quarter of 2015, compared to RMB25.2 million in the fourth quarter of 2014. Selling expenses as a percentage of net revenue from network business was 22.2% in the fourth quarter of 2015, compared to 15.7% in the fourth quarter of 2014. The increase in selling expenses was mainly due to increased conference, office and travel expenses.

General and administrative expenses of the network business were RMB34.1 million ($5.3 million) in the fourth quarter of 2015, compared to RMB12.9 million in the fourth quarter of 2014. General and administrative expenses as a percentage of net revenue from network business was 26.2% in the fourth quarter of 2015, compared to 8.0% in the fourth quarter of 2014.The increase was mainly due to bad debt from the network and increased oversea companies’ expenses increase that occurred in the fourth quarter of 2015.

The company incurred asset impairment of RMB 23.1million ($3.6 million), which mainly include the asset impairment for our network centers.

Capital expenditures of the network business were RMB26.5 million ($4.1 million) in the fourth quarter of 2015, which was mainly spent on the construction of the Company’s hospital projects in Shanghai and Guangzhou.

Accounts receivable from the network business was RMB215.8 million ($33.3 million) as of December 31, 2015, compared to RMB265.0 million as of December 31, 2014. The average number of days sales outstanding was 145 in the fourth quarter of 2015, compared to 159 days in the fourth quarter of 2014.

During the fourth quarter of 2015, the Company handled 5,698 patient treatment cases and 73,048 patient diagnostic cases, representing a 16.4% decrease and 2.6% decrease, respectively, from the fourth quarter of 2014, mainly due to the closure of centers from the first to the third quarter of 2015.

Hospital Business

Concord Cancer Hospital[4] is a leading privately-owned, for-profit oncology hospital in Singapore. The Company acquired Concord Cancer Hospital, formerly known as Fortis Surgical Hospital, in April 2015 and is now transforming it into a specialty cancer hospital.

Net revenue from the hospital business was RMB4.7 million ($0.7 million or S$1.0 million [5]).

Cost of service of the hospital business for the fourth quarter of 2015 was RMB9.3 million ($1.4 million or S$2.0 million).

Gross loss from the hospital business was RMB4.6 million ($0.7 million or S$1.0 million) in the fourth quarter of 2015. The gross margin of the hospital business for the fourth quarter of 2015 was negative 97.0%.

Selling expenses of the hospital business were RMB0.24 million ($0.04 million or S$0.05 million) for the fourth quarter of 2015.

General and administrative expenses of the hospital business were RMB13.0 million ($2.0 million or S$2.9 million) for the fourth quarter of 2015, of which employee benefit expenses were RMB6.5 million ($1.0 million or S$1.4 million).

Capital expenditures of the hospital were RMB1.7 million ($0.3 million or S$0.4 million) in the fourth quarter of 2015.

As of December 31, 2015, Concord Cancer Hospital had accounts receivable of RMB2.5 million ($0.4 million or S$0.5 million). The number of days sales outstanding was 49.

Concord Cancer Hospital operated 31 beds and had 85 medical and non-medical staff as of December 31, 2015.

Fiscal 2015 Full Year Results

Total net revenues in 2015 were RMB616.5 million ($95.2 million), representing a 1.6% increase from RMB606.9 million in 2014, Total net revenues is composed of:

•	Net revenue from network business of RMB597.7 million ($92.3 million), compared to RMB606.9 million in 2014; and

•	Net revenue from hospital business of RMB18.7 million ($2.9 million).

The decreased net revenues from network business were mainly due to closure of centers in 2015.

Cost of revenues in 2015 was RMB353.3 million ($54.5 million), representing a 28.7% increase from RMB274.6 million in 2014. Total cost of revenue is composed of:

•	Cost of revenue of network business of RMB321.3 million ($49.6 million), compared to RMB274.6 million in the fourth quarter of 2014; and

•	Cost of revenue of hospital business of RMB32.1 million ($4.9 million).

The increased cost from network business was mainly due to the increased cost caused by cost-sharing split change according to the contracts signed between the Company and public hospitals and increased medical consumable expenses and maintenance expenses for the network.

Gross profit in 2015 was RMB263.1 million ($40.6 million), representing a 20.8% decrease from RMB332.3 million in 2014. Gross profit margin in 2015 was 42.7%, compared to 54.8% in 2014.

Selling expenses in 2015 were RMB112.8 million ($17.4 million), representing a 18.6% increase from RMB95.1 million in 2014. Selling expenses as a percentage of total net revenues increased to 18.3% in 2015 from 15.7% in 2014. The increase was mainly due to increased conference, office, and travel expenses for the network.

General and administrative expenses in 2015 were RMB133.0 million ($20.5 million), which included RMB30.5 million general administrative expenses from hospital business, compared to RMB53.6 million in 2014. General and administrative expenses as a percentage of total net revenues was 21.6% in 2015, compared to 8.8% in 2014. The increased administrative expense from network business was mainly due to bad debt from the network.

Operating loss in 2015 was RMB5.7 million ($0.9 million), compared to operating income of RMB183.6 million in 2014.

Income tax expense in 2015 was RMB74.0 million ($11.4 million), compared to RMB80.9 million in 2014.

Net loss attributable to ordinary shareholders in 2015 was RMB79.4 million ($12.3 million), compared to net income attributable to ordinary shareholders of RMB124.7 million in 2014. The net margin in 2015 was negative 12.9%, compared to 20.5% in 2014.

Basic and diluted loss per ADS in 2015 was RMB1.77 ($0.27) and RMB1.77 ($0.27), respectively.

Non-GAAP net loss for the full year of 2015 was RMB39.7 million ($6.1 million), compared to non-GAAP net income of RMB109.7 million for the full year of 2014.

Non-GAAP basic and diluted income per ADS in 2014 was RMB2.54 ($0.41) and RMB2.53 ($0.41), respectively.

Adjusted EBITDA (non-GAAP) was RMB186.0 million ($28.7 million) in 2015, representing a 46.6% decrease from RMB348.6 million in 2014.

Share-based compensation expenses, which were allocated to related operating expense items, were RMB8.1 million ($1.2 million) in 2015, compared to RMB7.3 million in 2014.

Capital expenditures were RMB198.5 million ($30.6 million) in 2015, compared to RMB107.8 million in 2014.

As of December 31, 2015, the Company had cash and cash equivalents of RMB485.4 million ($74.9 million) and restricted cash of RMB350.3 million ($54.1 million), compared to RMB478.7 million and RMB392.3 million, respectively, as of December 31, 2014.

Accounts receivable was RMB218.3 million ($33.7 million) as of December 31, 2015, compared to RMB265.0 million as of December 31, 2014. The average period of sales outstanding for accounts receivable (also known as Days Sales Outstanding) in 2015 was 145 days for network business, compared to 159 days in 2014, and 49 for hospital business, respectively.

As of December 31, 2015, the Company, excluding Concord Cancer Hospital which was acquired in April 2015, had bank credit lines totaling RMB3.3 billion ($510.2 million), of which RMB1.2 billion ($183.7 million) were utilized.

Total property, plant & equipment net valued at RMB918.8 million ($141.8 million), as of December 31, 2015 compared to RMB749.7 million as of December 31, 2014.

Recent Development

Share Repurchase Program – On August 10, 2015, the Company announced a share repurchase program, under which Concord Medical is authorized to repurchase up to $20.0 million of its outstanding ADSs for cash in open market transactions or by other means as long as the price per ADS is no more than $7.99, depending on market conditions and other factors. As of March 25, 2016, Concord Medical had repurchased 1,178,344 ADSs, representing 3,535,032 ordinary shares, for an aggregate consideration of $5.8 million, including commissions. As of December 31, 2015, the Company had a total of 44.3 million outstanding ADSs.

Listing of Shares of Meizhong Jiahe on New Third Board and Domestic Reorganization– On January 16, 2016, the Company announced that its wholly-owned subsidiary, Meizhong Jiahe Hospital Management Corp. Ltd, formerly known as CMS Hospital Management Co., Ltd., had received approval from the National Equities Exchange and Quotations ("NEEQ") in China to list its shares on the New Third Board. According to the restructuring plan approved by the MHM board on February 22, 2016, MHM is acquiring 100% of the equity interest of Shenzhen Aohua Medical Technology & Services Ltd., ("AMT") in a cash transaction for approximately RMB322.7 million, and is acquiring 100% of the equity interest of Beijing Century Friendship Science & Technology Development Co., Ltd., ("BCF") in a cash transaction for approximately RMB70.0 million (the “Reorganization”). MHM has submitted a Major Asset Restructuring Report to the NEEQ and is currently in the process of completing relevant filings with the NEEQ.

AMT provides management services to the Company's existing network of radiotherapy and diagnostic imaging centers. BCF was acquired by the Company in May 2015 and currently holds 55% of the equity interest of Beijing Proton Medical Center and is focused on the preparation work of our proton center. Both AMT and BCF are wholly-owned subsidiaries of Concord Medical. Our domestic Reorganization is expected to be completed in the second quarter of 2016. After the Reorganization, MHM will become the holding entity of our network business that currently is under AMT’s management and our cancer radiotherapy hospital business in China.

Change to the board – The board of directors (the "Board") appointed Ms. Yan Sui as a board director of the Company in the third quarter of 2015. The Board also accepted the resignation of Mr. Tian Ji as a director of the Company on the same date. Mr. Ji submitted his resignation to the Board for personal reasons.

Ms. Yan Sui is currently the Deputy Chief Investment Officer of Noah Holding (HK) Limited. Before joining Noah Holding (HK) Limited on March 2014, Ms. Sui worked at Noah Wealth Management (Beijing) Limited as a Product Director from March 2010 to February 2014. Ms. Sui worked at Toshiba Medical Systems (China) Limited as a Marketing Executive from 1993 to 1994. Ms. Sui received a Bachelor’s degree of Economics from Beijing University of Technology in 1991, a Master’s degree of Business Administration from University of Hull in 2000 and a Master’s degree of Commerce (honors) from University of Sydney in 2008.

Notes:

[1] This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.4778 to $1.00, the effective noon buying rate as of December 31, 2015 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

[2] Each ADS represents three ordinary shares of the Company.

[3] Definition of adjusted EBITDA: Adjusted EBITDA is defined as net income plus interest, taxes, depreciation and amortization, share-based compensation expenses, bad debt provision, asset impairment, and other adjustments. Other adjustments include foreign exchange gain (loss), loss from disposal of property, plant and equipment, loss on extinguishment, changes in fair value of derivative, and other income or expense.

[4] The financial results of Concord Cancer Hospital were consolidated into our financial results in the third quarter of 2015. Please note that for the third quarter of 2014, the financial contribution from Chang'an Hospital was reflected as net income from discontinued operations.

[5] Translation of Singapore dollar amount into U.S. dollar amount is made at a rate of SGD1.4166 to $1.00, the effective noon buying rate as of December 31, 2015, as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Conference Call Information

Concord Medical's management will hold an earnings conference call at 8:00 a.m. Eastern Time on March 29, 2016 (8:00 p.m.Beijing/Hong Kong time on March 29, 2016).

Dial-in details for the earnings conference call are as follows:

U.S. Toll Free:	1 866 519 4004
International:	65 67135090
U.K. Toll Free:	08082346646
Hong Kong Toll Free:	800906601
China Local:	400-620-8038/800-819-0121
Passcode:	CCM

A replay of the conference call may be accessed by phone at the following numbers for 7 days:

U.S. Toll Free:	1 855 452 5696
International:	61 2 8199 0299
Conference ID:	70861955

Additionally, a live and archived webcast of this conference call will be available at http://ir.concordmedical.com/.

About Concord Medical

Concord Medical Services Holdings Limited is a leading specialty hospital management solution provider and operator of the largest network of radiotherapy and diagnostic imaging centers in China. As of December 31, 2015, the Company operated a network of 127 centers with 76 hospital partners that spanned 53 cities and 25 provinces and administrative regions in China. Under long-term arrangements with top-tier hospitals in China, the Company provides radiotherapy and diagnostic imaging equipment and manages the daily operations of these centers, which are located on the premises of its hospital partners. The Company also provides ongoing training to doctors and other medical professionals in its network of centers to ensure a high level of clinical care for patients. As part of its high-end cancer hospital development strategy and oversea business extension, the Company acquired Concord Cancer Hospital, a private hospital in Singapore in April, 2015. For more information, please see http://ir.concordmedical.com.

Safe Harbor Statement

This news release may contain "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "anticipate," "believe," "estimate," "expect," "forecast," "intend," "may," "plan," "project," "predict," "should" and "will" and similar expressions. These forward looking statements are based upon management's current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Such factors include: the number of new radiotherapy and diagnostic imaging centers opened; the increase in the number of patients in existing centers; the establishment of specialty cancer hospitals; changes in the healthcare industry in China, including changes in the healthcare policies and regulations of the PRC government; technological or therapeutic changes affecting the field of cancer treatment and diagnostic imaging; and possible effects on consumers and hospitals, hospital construction, and suppliers, as a result of inflation and the Chinese government's policies and actions to control inflation. Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission, which are available at www.sec.gov. The Company does not assume any obligation to update any forward-looking statement, except as required by law.

About Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Concord Medical uses certain non-GAAP measures. The Company presents certain of its financial information that is adjusted from results based on GAAP to exclude the impact of share-based compensation expense, bad debt provision and asset impairment. The Company believes excluding share-based compensation expense from its GAAP financial measures is useful for its management and investors to assess and analyze the Company's core operating results, as such expense is not directly attributable to the underlying performance of the Company's business operations and do not impact its current cash earnings. Concord Medical also believes these non-GAAP measures excluding share-based compensation expense, bad debt provision and asset impairment are important in helping investors to understand the Company's current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. In addition, Concord Medical also presents the non-GAAP measure of Adjusted EBITDA, which is defined in this announcement as net income plus interest, taxes, depreciation and amortization, and share-based compensation expenses and other adjustments. Other adjustments include foreign exchange gain (loss), loss from disposal of property, plant and equipment, loss on extinguishment, changes in fair value of derivatives and other income or expense. Furthermore, Adjusted EBITDA eliminates the impact of items that the Company does not consider to be indicative of the performance of the network business and hospital business. The Company believes investors will similarly use Adjusted EBITDA as one of the key metrics to evaluate its financial performance and to compare its current operating results with corresponding historical periods and with other companies in the healthcare services industry. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial information.

For more information, please contact:

Concord Medical Services

Mr. Adam J. Sun (Chinese and English)

+86 10 5957 5266
adam.sun@concordmedical.com

Ms. Fang Liu (Chinese and English)
+86 10 5903 6688 (ext. 639)
fang.liu@concordmedical.com

Concord Medical Services Holdings Co., Ltd.

Consolidated Balance Sheets

(in thousands)

	December 31, 2014	December 31, 2015
	RMB	RMB	US$
	(audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	478,682	485,440	74,940
Restricted cash, current portion	392,328	350,255	54,071
Short-term investment	-	60,000	9,263
Accounts receivable	265,010	218,254	33,694
Inventories	2,986	3,897	603
Prepayments and other current assets	177,267	78,464	12,114
Net investments in direct financing leases, current portion	143,853	100,988	15,591
Deferred tax assets, current portion	3,556	2,447	379
Total current assets	1,463,682	1,299,745	200,655

Non-current assets
Property, plant and equipment, net	749,683	918,815	141,841
Intangible assets, net	61,243	43,453	6,708
Deposits for non-current assets	101,166	251,058	38,757
Net investments in direct financing leases, non-current portion	130,934	108,917	16,814
Deferred tax assets, non-current portion	17,183	29,069	4,487
Equity method investments	221,180	230,981	35,657
Cost method investments	-	22,160	3,421
Other non-current assets	52,892	61,047	9,424
Prepaid land lease payments	51,529	429,779	66,346
Restricted cash,non-current portion	109,840	204,780	31,613
Total non-current assets	1,495,650	2,300,059	355,068

Total assets	2,959,332	3,599,804	555,723

LIABILITIES AND EQUITY
Current liabilities
Short-term bank borrowings	322,128	527,127	81,374
Long-term bank borrowings, current portion	246,233	189,021	29,180
Accounts payable	1,064	808	125
Accrual for purchase of property, plant and equipment	11,784	4,881	753
Accrued expenses and other liabilities	130,193	229,340	35,404
Income tax payable	56,151	67,258	10,383
Deferred revenue, current portion	1,038	1,522	235
Dividend payable	-	288,157	44,484
Deferred tax liabilities, current portion	1,228	2,249	347
Total current liabilities	769,819	1,310,363	202,285

Non-current liabilities
Long-term bank borrowings, non-current portion	335,479	472,209	72,897
Deferred tax liabilities, non-current portion	50,227	48,513	7,489
Long-term secured borrowings	-	331,888	51,235
Other long term liabilities	3,749	3,042	470
Total non-current liabilities	389,455	855,652	132,091

Total liabilities	1,159,274	2,166,015	334,376

EQUITY
Ordinary shares	105	105	16
Treasuary stock	(5)	(6)	(1)
Additional paid-in capital	2,074,125	2,062,487	318,393
Accumulated other comprehensive loss	(18,651)	(46,574)	(7,190)
Accumulated deficit	(258,025)	(625,619)	(96,579)
Total Concord Medical Services Holdings Limited shareholders' equity	1,797,549	1,390,393	214,639
Noncontrolling interests	2,509	43,396	6,699

Total equity	1,800,058	1,433,789	221,338

Total liabilities and equity	2,959,332	3,599,804	555,714

Concord Medical Services Holdings Co., Ltd.

Consolidated Profit & Loss

(in thousands, except per ADS data)

	For The Three Months Ended			For The Twelve Months Ended
	December 31, 2014	December 31, 2015		December 31, 2014	December 31, 2015
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues, net of business tax , value-added tax and related surcharges :
Network	160,251	130,394	20,129	606,883	597,746	92,276
Hospital	-	4,744	732	-	18,739	2,893
Total net revenues	160,251	135,138	20,861	606,883	616,485	95,169

Cost of revenues:
Network	(73,313)	(78,153)	(12,065)	(274,562)	(321,285)	(49,598)
Hospital	-	(9,347)	(1,443)	-	(32,051)	(4,948)
Total cost of revenues	(73,313)	(87,500)	(13,508)	(274,562)	(353,336)	(54,546)

Gross profit	86,938	47,638	7,353	332,321	263,149	40,623

Operating expenses:
Selling expenses	(25,220)	(29,237)	(4,513)	(95,096)	(112,815)	(17,416)
General and administrative expenses	(12,871)	(47,281)	(7,299)	(53,576)	(132,952)	(20,524)
Asset impairment	-	(23,125)	(3,570)	-	(23,125)	(3,570)

Operating income (loss)	48,847	(52,005)	(8,029)	183,649	(5,743)	(887)
Interest expense	(21,917)	(18,240)	(2,816)	(53,470)	(53,214)	(8,215)
Foreign exchange income (loss)	9,511	(1,419)	(219)	9,585	10,348	1,597
Loss from disposal of property, plant and equipment	(4,894)	(1,661)	(256)	(3,955)	(4,220)	(651)
Interest income	6,615	5,625	868	21,208	22,447	3,465
Changes in fair value of derivatives	6,585	33,731	5,207	2,605	33,731	5,207
Loss on debt extinguishment	-	(36,648)	(5,657)	-	(36,648)	(5,657)
Equity pick up of equity investee	2,643	(14,023)	(2,165)	13,911	(5,572)	(860)
Other income (expense)	114	(104)	(16)	2,113	33,617	5,190

Income (loss) from continuing operations before income tax	47,504	(84,744)	(13,083)	175,646	(5,254)	(811)
Income tax expenses	(40,796)	(81,997)	(12,658)	(80,850)	(74,025)	(11,427)
Net income (loss) from continuing operations	6,708	(166,741)	(25,741)	94,796	(79,279)	(12,238)

Net income from discontinued operations	10,410	-	-	25,476	-	-

Net income (loss)	17,118	(166,741)	(25,741)	120,272	(79,279)	(12,238)

Net (loss) income attributable to non-controlling interests	(11,028)	23	4	(4,437)	159	25

Net income (loss) attributable to ordinary shareholders	28,146	(166,764)	(25,745)	124,709	(79,438)	(12,263)

Earnings per ADS
Net profit (loss) from continuing operations	0.15	(3.74)	(0.58)	2.11	(1.77)	(0.27)
Net profit from discontinued operations	0.49	-	-	0.66	-	-
Basic	0.64	(3.74)	(0.58)	2.77	(1.77)	(0.27)

Net profit (loss) from continuing operations	0.15	(3.74)	(0.58)	2.10	(1.77)	(0.27)
Net profit from discontinued operations	0.49	-	-	0.66	-	-
Diluted	0.64	(3.74)	(0.58)	2.76	(1.77)	(0.27)

Weighted average number of ADS outstanding:
Basic	44,945,433	44,602,653	44,602,653	44,945,433	44,848,924	44,848,924
Diluted	45,064,240	44,602,653	44,602,653	45,060,214	44,848,924	44,848,924

Other comprehensive loss, net of tax
Foreign currency translation	(6,477)	(4,283)	(661)	(3,368)	(27,923)	(4,311)
Total other comprehensive loss, net of tax	(6,477)	(4,283)	(661)	(3,368)	(27,923)	(4,311)
Comprehensive income loss	10,641	(171,024)	(26,402)	116,904	(107,202)	(16,549)
Comprehensive (loss) income attributable to noncontrolling interests	(11,028)	(1,111)	(171)	(4,437)	(975)	(151)
Comprehensive income attributable to Concord Medical Services Holdings Limited’s shareholders	21,669	(169,913)	(26,231)	121,341	(106,227)	(16,398)

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*) (in RMB thousands, unaudited)

	For the three months ended December 31, 2014			For the three months ended December 31, 2015			Twelve months ended December 31, 2014			Twelve months ended December 31, 2015
	GAAP Measure	Adjustment	Non-GAAP Measure	GAAP Measure	Adjustment	Non-GAAP Measure	GAAP Measure	Adjustment	Non-GAAP Measure	GAAP Measure	Adjustment	Non-GAAP Measure
Operating income (loss)	48,847	4,458	53,305	(52,005)	33,261	(18,744)	183,649	(10,558)	173,091	(5,743)	39,535	33,793
Net income (loss)	17,118	4,458	21,576	(166,741)	33,261	(133,480)	120,272	(10,558)	109,714	(79,279)	39,535	(39,743)
Basic earnings (loss) per ADS	0.64	0.10	0.74	(3.74)	0.75	(2.99)	2.77	(0.23)	2.54	(1.77)	0.88	(0.89)
Diluted earnings (loss) per ADS	0.64	0.10	0.74	(3.74)	0.75	(2.99)	2.76	(0.23)	2.53	(1.77)	0.88	(0.89)

(*) The adjustments include share-based compensation,bad debt provision and asset impairment loss.

Reconciliation from net income to adjusted EBITDA(*) (in RMB thousands, unaudited)

	For the three months ended	For the three months ended	Twelve months ended	Twelve months ended
	December 31, 2014	December 31, 2015	December 31, 2014	December 31, 2015
Net income (loss) from continuing operations	6,708	(166,741)	94,796	(79,279)
Interest expenses, net	15,302	12,615	32,262	30,767
Income tax expenses	40,796	81,997	80,850	74,025
Depreciation and amortization	29,686	35,072	143,545	157,828
Share-based compensation	2,439	1,919	7,349	8,084
Bad debt provision	2,019	8,217	(17,907)	8,326
Asset impairment	-	23,125	-	23,125
Other adjustments	4,731	6,101	7,743	(36,828)
Adjusted EBITDA	101,681	2,305	348,638	186,048

(*) Definition of adjusted EBITDA: Adjusted EBITDA is defined as net income (loss) plus interest, taxes, depreciation and amortization, share-based compensation expenses, bad debt provision, asset impairment and other adjustments. Other adjustments include foreign exchange gain, gain/(loss) from disposal of property, plant and equipment, loss on debt extinguishment, changes in fair value of derivatives and other income or expense.